CUSIP No. 053467106

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

AVALON OIL & GAS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

053467106

(CUSIP Number)

Carole Wright

UTEK Corporation

2109 E. Palm Avenue

Tampa, FL 33605

813-754-4330

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 053467106

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

UTEK CORPORATION 59-3603677
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization:

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

70,006,142
8. Shared Voting Power

9. Sole Dispositive Power

70,006,142
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

70,006,142
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

21.3%*
14.	Type of Reporting Person (See Instructions)

CO

•

Based on the number of outstanding shares of common stock of Avalon Oil & Gas, Inc. disclosed in the Avalon Oil & Gas, Inc. Form 10-QSB for quarter ended December 31, 2006, plus shares issued in a transaction with UTEK Corporation and reported on Form 8-K March 30, 2007 and held by UTEK Corporation as of March 28, 2007.

CUSIP No. 053467106

Item 1.	Security and Issuer

The class of equity security to which this statement relates is the common stock, par value $.001 per share (the “Common Stock”), of Avalon Oil & Gas, Inc., a Nevada corporation (“Avalon Oil & Gas “). The address of the principal executive offices of Avalon Oil & Gas is 7000 Flour Exchange Building, 310 Fourth Avenue South, Minneapolis, Minnesota 55415.

Item 2.	Identity and Background

This statement on Schedule 13D (this “Statement”) is being filed by UTEK Corporation, a Delaware corporation (“UTEK”). UTEK is a publicly-held specialty finance company focused on technology transfers. UTEK’s services enable companies to acquire innovative technologies from universities and research laboratories worldwide. UTEK facilitates the identification and acquisition of external technologies for clients in exchange for their equity securities. In addition, UTEK offers companies the tools to search, analyze and manage university intellectual properties. UTEK is a business development company with operations in the United States, United Kingdom and Israel. UTEK’s principal business office is located at 2109 E. Palm Avenue, Tampa, Florida 33605.

To the best of UTEK’s knowledge as of the date hereof, set forth in Schedule I to this Schedule 13D and incorporated herein by reference is the following information with respect to each director and executive officer of UTEK:

(1)name;

(2) business address;

(3) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(4) citizenship.

During the last five years, neither UTEK nor, to the best of UTEK ‘s knowledge, any of its directors or executive officers has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On May 4, 2006, UTEK entered into a Strategic Alliance Agreement with Avalon Oil & Gas, pursuant to which UTEK agreed to perform certain services for Avalon Oil & Gas during the subsequent 12-month period, relating to the identification and acquisition of new technology, in consideration of a payment of 693,642 shares of the common stock of Avalon Oil & Gas. Such shares are delivered in advance and earned ratably over the 12-month period.

On July 12, 2006, UTEK received 15,437,500 shares of common stock of Avalon Oil & Gas in connection with the sale of its wholly-owned subsidiary, Ultrasonic Mitigation Technologies, Inc. (“UMT”), to Avalon Oil & Gas. At the time of the sale, UMT held $300,000 in cash and technology licensed from the University of Wyoming.

CUSIP No. 053467106

On November 8, 2006, UTEK received 19,000,000 shares of common stock of Avalon Oil & Gas in connection with the sale of its wholly-owned subsidiary, Intelli Well Technologies, Inc. (“IWT”), to Avalon Oil & Gas. At the time of the sale, IWT held $250,000 in cash and technology licensed from the Lawrence Livermore National Laboratory.

On March 28, 2007, UTEK received 36,710,526 shares of common stock of Avalon Oil & Gas in connection with the sale of its wholly-owned subsidiary, Leak Location Technologies, Inc. (“LLT”), to Avalon Oil & Gas. At the time of the sale, LLT held $100,000 in cash and technology licensed from the Rensselaer Polytechnic Institute. Under an agreement with Aware Capital Consultants, Inc. in which UTEK is obligated to pay Aware Capital Consultants, Inc. a fee of 5% of the stock received in any transaction with a customer introduced by Aware Capital Consultants, Inc., UTEK transferred 1,835,526 of these shares to Aware Capital Consultants, Inc.

UTEK has no present plans or proposals relating to Avalon Oil & Gas which relate to or would result in:

(a)	The acquisition by any person of additional securities of Avalon Oil & Gas;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Avalon Oil & Gas or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of Avalon Oil & Gas or any of its subsidiaries;

(d)	Any change in the present board of directors or management of Avalon Oil & Gas, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of Avalon Oil & Gas;

(f)	Any other material change in Avalon Oil & Gas’s business or corporate structure including but not limited to, if Avalon Oil & Gas is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in Avalon Oil & Gas’ charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Avalon Oil & Gas by any person;

(h)	Causing a class of securities of Avalon Oil & Gas to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of Avalon Oil & Gas becoming eligible for termination of registration pursuant to Section 12(g)(4)of the Act; or

(j)	Any action similar to any of those enumerated above.

UTEK intends to sell the shares of common stock it presently holds of Avalon Oil & Gas, Inc. as permitted under SEC Rule 144 and as market conditions permit.

Item 4.	Purpose of Transaction

See Item 3 above.

CUSIP No. 053467106

Item 5.	Interest in Securities of Avalon Oil & Gas

As of March 28, 2007, UTEK was the beneficial owner of 70,006,142 shares of common stock of Avalon Oil & Gas, All of such shares of common stock would constitute approximately 21.3% of the 329,280,834 shares of common stock that would be outstanding after the recent transaction (based on the number of shares outstanding as contained in the most recently available filing with the Commission by Avalon Oil & Gas plus shares issued in a transaction with UTEK Corporation and reported on Form 8-K March 30, 2007). UTEK has the sole power to vote and dispose of all of such shares.

In the past 60 days, there were no transactions in the shares of Avalon Oil & Gas by UTEK or any of its officers or directors.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Avalon Oil & Gas

Except for the agreement with Aware Capital Consultants, Inc. described in Item 3 pursuant to which UTEK transferred shares to Aware Capital Consultants, Inc. there are no contracts, arrangements, understandings or relationships (legal or otherwise) of Avalon Oil & Gas held by UTEK, among the persons named in Item 2 and between such persons and any person with respect to any securities of Avalon Oil & Gas, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

The following documents are attached hereto as exhibits:

Exhibit No.:

7.1	Strategic Alliance Agreement between UTEK Corporation and Avalon Oil & Gas, Inc., dated May 4, 2006.

7.2	Agreement and Plan of Acquisition, dated July 12, 2006, among Ultrasonic Mitigation Technologies, Inc., UTEK Corporation and Avalon Oil & Gas, Inc.

7.3	Agreement and Plan of Acquisition, dated November 8, 2006, among Intelli Well Technologies, Inc., UTEK Corporation and Avalon Oil & Gas, Inc.

7.4	Agreement and Plan of Acquisition, dated March 28, 2007, among Leak Location Technologies, Inc., UTEK Corporation and Avalon Oil & Gas, Inc

CUSIP No. 053467106

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 30, 2007

/s/ Carole R. Wright
Signature

Carole R. Wright, Chief Financial Officer
Name/Title

CUSIP No. 053467106

SCHEDULE I

NAME	WORK ADDRESS	OCCUPATION	CITIZENSHIP
Stuart Brooks, M.D.	University of South Florida 13201 Bruce B. Downs Blvd. Tampa, FL 33612	Professor of Medicine & Director of NIOSH Education & Research Center at USF	US

Arthur Chapnik	500 East 77th Street, #1826 New York, NY 10162	President, Harrison McJade & Co., Ltd.	US

Clifford M. Gross, Ph.D.	UTEK Corporation 2109 E. Palm Avenue Tampa, FL 33605	Chairman & Chief Executive Officer of UTEK	US

Kwabena Gyimah-Brempong	USF – Economics Dept. 4202 E. Fowler Avenue, BSN3403 Tampa, FL 33620	Chairman & Professor of Economics USF School of Business	US

Holly Callen Hamilton	Callen & Associates Financial Assoc. 7903 Wyoming Court Minneapolis, MN 55438	President, Callen & Associates Financial Services, Inc.	US

Rt. Hon. Francis Maude	25 Victoria Street London, SW1H 0DL United Kingdom	Member of Parliament and Chairman of the Conservative Party	United Kingdom

John J. Micek III, J.D.	300 Hamilton Avenue, 4th Floor Palo Alto, CA 94301	Managing Director, Silicon Prairie Partners, LP	US

Sam I. Reiber, J.D.	2109 E. Palm Avenue Tampa, FL 33605	Attorney at Law (VP and General Counsel for UTEK)	US

Keith A. Witter, J.D.	423 3rd Avenue SE Rochester, MN 55904	President, FFP Investment Advisors, Inc.	US